Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com

October 27, 2006

Via EDGAR and Facsimile (202) 772-9218
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	LSI Industries Inc. Registration Statement on Form S-3 Filed September 29, 2006 File No. 333-137675 ("the Registration Statement")

Dear Ms. Fisher:

On behalf of LSI Industries Inc., we are responding to the Staff’s comments to the Registration Statement contained in the letter dated October 19, 2006.  The Company has today filed Amendment No. 1 to the Registration Statement.

Fee Table

1.	Revise to allocate separately the amount of shares being registered for (1) the primary offering and (2) the secondary offering.

The Company has revised the cover page of the Registration Statement to allocate $85,000,000 in securities for the primary offering and $15,000,000 in common stock for the secondary offering (plus the additional 1,419,355 shares of common stock issued to SACO Technologies, Inc. in connection with the Registrant’s acquisition of such company in June, 2006).

Selling Securityholders, page 22

2.
Please disclose the aggregate number of shares being registered for resale by the selling shareholders, and expand the first paragraph to describe in more detail the initial transaction(s) in which the securities were sold to them. See Instruction II.G. to Form S-3 and Rule 430(B)(b).

The Company has disclosed the maximum aggregate offering amount of common stock that may be sold in secondary offerings. The Company has also expanded and clarified the first paragraph to describe in more detail the initial transactions(s) in which securities were sold to selling securityholders.

If you have any questions or comments, please feel free to contact me.

Sincerely, KEATING MUETHING & KLEKAMP PLL

By:	/s/ Mark A. Weiss
Mark A. Weiss

MAW:slh

cc:	Donald C. Hunt, Attorney-Advisor